

05040647

[S]TATES
[SECURITIES AND EXCHA]NGE COMMISSION
[WASHINGTON, D].C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Research Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 3100
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Suchora (954) 652-7088
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

100 Northeast Third Avenue, Suite 700	Fort Lauderdale	Florida	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)
0502-0619147

OATH OR AFFIRMATION

I, Michael Suchora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Research Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

V.P. of Finance & Treasurer
Title

Notary Public


NOTARY PUBLIC
STATE OF FLORIDA

Anson Kwong
Commission #DD308090
Expires: Apr 07, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

This report contains (check all applicable boxes):**

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

0502-0619147

Omega Research Corporation

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 924,757
Property and equipment, net	60,187
Other assets	19,838
Total assets	$ 1,004,782
Liabilities and Shareholder's Equity	
Liabilities:	
Due to Parent Company	$ 15,000
Shareholder's equity:	
Common stock, $1.00 par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	1,083,461
Accumulated deficit	(93,779)
Total shareholder's equity	989,782
Total liabilities and shareholder's equity	$ 1,004,782

See accompanying notes.